As filed with the Securities and Exchange Commission pursuant to Rule 424(b)of the Securities Act on April 6, 1999
                                     Securities Act Registration No. 33-72052
                             Securities Exchange Act Registration No. 0-18590
_____________________________________________________________________________

                                 PROSPECTUS



                        GOOD TIMES RESTAURANTS INC.

                         322,000 Shares of Common Stock
            Underlying Series B Redeemable Common Stock Purchase Warrants


     This prospectus is for the offer and sale of 322,000 shares of Good Times Restaurants common stock underlying the publicly traded series B redeemable common stock purchase warrants. A holder of a series B warrant is currently entitled to purchase one share of common stock at an exercise price of $10.00 until April 12, 1999. Good Times Restaurants has determined to amend the terms of the series B warrants to extend the term to June 30, 1999 and to reduce the exercise price to $3.00 per share of common stock. The number of shares of common stock underlying the series B warrants indicated in this prospectus reflects a 1 share-for-5 shares reverse split of Good Times Restaurants common stock in February 1998.

     The common stock is listed for trading on the Nasdaq SmallCap Market under the symbol "GTIM." The series B warrants are listed for trading on the Nasdaq SmallCap Market under the symbol "GTIMZ."

     Consider carefully the risk factors that we discuss beginning on page 2 in this prospectus.

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  The date of this prospectus is April 6, 1999


                             TABLE OF CONTENTS


                                                                  Page

SUMMARY ............................................................1
RISK FACTORS .......................................................2
MATERIAL CHANGES ...................................................6
USE OF PROCEEDS ....................................................6
DESCRIPTION OF COMMON STOCK ........................................7
LEGAL MATTERS ......................................................7
EXPERTS ............................................................7
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE ..................7
SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES .....8


                                    SUMMARY

     This summary highlights selected information from this document and does not contain all of the information that you need to consider in making your investment decision.

Our Company

Good Times Restaurants Inc.
601 Corporate Circle
Golden, Colorado 80401
(303) 384-1400

     Good Times Restaurants operates and develops Good Times! Drive Thru Burgers SM restaurants. Our restaurants feature fast service and a limited, high quality menu for drive-through and walk-up customers. We can generally sell our products at comparable or lower prices than the major fast food hamburger chains due to:

      -     the simplicity of the menu,

      - the relatively low capital investment requirements of our restaurants, and

      -     the efficient design of our buildings and equipment.

     Most of our restaurants utilize a double drive-through concept that allows simultaneous service from opposite sides of the restaurant and one or two walk-up windows with a patio for outdoor eating. The double drive-through restaurants are less than one-third the size of the typical restaurants of the four largest hamburger chains and require approximately one-half the land area. Most of our 29 restaurants are in the Denver and Colorado Springs, Colorado areas. Five of our restaurants have a lobby with indoor seating. Four restaurants have a dining room.

The Offering

     This prospectus is for the offer and sale of 322,000 shares of common stock underlying our publicly traded series B redeemable common stock purchase warrants. A holder of a series B warrant is currently entitled to purchase one share of common stock at an exercise price of $10.00 until April 12, 1999. Good Times Restaurants has determined to amend the terms of the series B warrants to extend the term to June 30, 1999 and to reduce the exercise price to $3.00 per share of common stock.


                                RISK FACTORS

     You should consider carefully the following risk factors before making an investment decision on the securities covered by this prospectus.

We Have Incurred Losses In Every Fiscal Year Since Inception And We Have Limited Working Capital

     We have incurred losses every year since our inception and as of December 31, 1998 we had an accumulated deficit of $9,121,000. As of December 31, 1998, we had working capital of only $29,000. Our operating losses have been primarily due to:

      -     high general and administrative expenses,

      -     expenses for training and regional management, and

      - losses from the Round The Corner chain and restaurants in Las Vegas which have been disposed of.

     As we develop additional restaurants, we expect that the increase in operating income generated by those restaurants will improve our financial results. However, we cannot assure you that we will achieve profitability on a consistent basis.

We May Not Be Able To Sustain Recent Same Store Sales Increases

     We may not be able to sustain the same store sales increases that were experienced during the last two quarters of the fiscal year ended September 30, 1998 and the current fiscal year's first quarter ended December 31, 1998. Sales increases will depend in part on the success of our advertising and promotion of new and existing menu items. We cannot assure you that our advertising and promotional efforts will in fact be successful.

We May Not Be Able To Successfully Compete In The Highly Competitive Hamburger Restaurant Market

     The hamburger restaurant market is highly competitive. Our competitors include many recognized national and regional fast-food hamburger restaurant chains such as McDonald's, Burger King, Wendy's and Carl's Jr. We also compete with small regional and local hamburger and other fast-food restaurants, many of which feature drive-through service. Most of our competitors have greater financial resources, marketing programs and name recognition. In addition, since only a relatively small amount of capital is required to establish a small double drive-through restaurant, other companies may enter the market and compete with us by developing similar restaurants.

     All of the major hamburger chains have increasingly offered selected food items and combination meals at discounted prices and have recently intensified their promotions of value priced meals. Continued discounting by competitors may adversely affect the revenues and profitability of our restaurants. In addition, we may not be able to successfully compete with other fast food restaurants if there is an unforeseen change in consumer tastes or concerns about the nutritional quality of red meat or fried foods.

We May Not Be Able To Obtain Suitable Sites For Our Restaurants

     Location of our restaurants in high-traffic and readily accessible areas is an important factor for our success. Drive-through restaurants require sites with specific characteristics and there are a limited number of suitable sites available in our geographic markets. Since suitable locations are in great demand, we may not be able to obtain optimal sites at a reasonable cost. In addition, we cannot assure you that the sites we do obtain will be successful.

We Need Additional Financing To Fully Implement Our Business Plan

     In order to fully develop the Denver and Colorado Springs markets and to expand into markets outside of Colorado, we will require additional financing. We cannot assure you that the necessary financing will be available on reasonable terms.

We May Not Be Able to Retain Our Key Management Employees That We Need To
Succeed

     We believe our current operations and future success depend largely on the continued services of our management employees, in particular Boyd E. Hoback. Although we have entered into an employment agreement with Mr. Hoback, he may voluntarily terminate his employment with us at any time. In addition, we do not maintain key-man insurance on Mr. Hoback's life. The loss of Mr. Hoback's services could have a material adverse effect upon our financial condition and results of operations.

Our Proprietary Service Mark May Not Be Adequately Protected

     We believe that our service mark Good Times! Drive Thru Burgers SM is an important proprietary right for our business. We have registered this mark in Colorado and intend to register in each state that we or a franchisee intends to open a restaurant. In addition, we have applied for federal registration. However, our actions may be inadequate to protect our mark or to prevent others from claiming violations of their trade or service marks. Therefore, we may not be able to use our service mark in all jurisdictions in which we expect to conduct business.

Our Development Plans Depend On Expanding Through Franchisees That We Would Not Completely Control

     We have sold 13 franchises but cannot assure you that we will be able to sell additional franchises or that our current or prospective franchisees will fulfill their obligations under the franchise agreements. Our intended development of the Denver and Colorado Springs markets would be adversely affected if we cannot sell additional franchises on reasonable terms or the franchisees do not fulfill their obligations to us.

Our Results Of Operations May Suffer If We Cannot Obtain Reasonably Priced Food Supplies And Labor

     The profitable operation of restaurants depends in part on the availability of reasonably priced food supplies and labor. The cost and availability of food supplies is subject to seasonal and local factors beyond our control. We typically pay labor on an hourly basis in amounts at or moderately above the minimum wage. Future increases in the cost of food supplies or the minimum wage which we cannot pass on to our customers could have a material adverse effect on our results of operations through increased expenses without corresponding increases in revenues.

Our Use Of Ground Lease Financing May Result In Unexpected Losses

     Ground leases are often used to finance the acquisition of land for the development of restaurants. Under our ground leases, we lease the land and at our cost construct the building and other improvements. If we default on a ground lease, the landlord may terminate the lease and thus deprive us not only of the use of the land, but also of the improvements that we constructed. In addition, the resale value of our interest in a ground lease may be less than if we owned the land, particularly toward the end of the lease term.

The Failure Of Systems And Equipment On Which We Depend To Be Year 2000 Compliant Could Adversely Affect Our Business

     Computer programs or other embedded technology that have been written using two digits to define the applicable year and that have time-sensitive logic may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in widespread miscalculations or system failures. If we and our vendors and suppliers are unable to address Year 2000 issues in a timely manner, under a worst case scenario it could result in material financial risk, including the loss of revenue and substantial unanticipated costs. Therefore, we plan to devote all resources necessary to resolve significant Year 2000 issues in a timely manner.

     Both information technology systems and non-IT systems using embedded technology may be affected by the Year 2000. We have initiated an enterprise-wide program to prepare our IT and non-IT systems and applications for the Year 2000. We have completed the assessment phase of our Year 2000 program. We believe that we are fully prepared to implement all computer hardware and software replacements and upgrades by the quarter ending June 30, 1999 and have completed a comprehensive plan for the organization-wide implementation. We expect to incur internal staff costs as well as consulting and other expenses related to our Year 2000 program. We have not completed the process of verification of whether vendors and suppliers with which we have material relationships are Year 2000 compliant. We intend to complete this verification process with our vendors and suppliers by the quarter ending June 30, 1999. The process of verification includes contacting each vendor's IT department to determine their state of Year 2000 readiness and requesting written documentation outlining each vendor's Year 2000 compliance plan. We have contacted our major food supplier and have received assurances that such supplier has addressed the Year 2000 issue and the specific actions that are being taken in connection with its business operations.

     We estimate that expenditures for Year 2000 issues will be approximately $125,000 for fiscal 1999. However, we are not able to determine the total costs for our Year 2000 program or whether the Year 2000 will have a material effect on our financial condition, results of operations or cash flows.

Our Shareholder Rights Plan And Our Right To Issue Preferred Stock Could Make It Difficult For A Third Party To Acquire Us

     In 1998 our board of directors adopted a shareholder rights plan, which is often referred to as a "poison pill." The plan makes it more difficult for a third party to acquire control of us without approval of the board of directors, even if the acquisition would be at a premium to the market price of our common stock. In addition, our articles of incorporation authorize the board of directors to issue without shareholder approval up to 5,000,000 shares of preferred stock. The issuance of preferred stock could make it more difficult for a third party to acquire us.

We Have A Significant Number Of Outstanding Options And Warrants Which May Adversely Affect Our Common Stock Price

     We have outstanding options and warrants to acquire up to 664,093 shares of our common stock for an aggregate purchase price of approximately $6,051,925. This represents an average purchase price of $9.11 per share. It is not likely that these options and warrants will be exercised unless our common stock price increases significantly to exceed the exercise price. However, if they are exercised it is likely that the common stock issued for the exercise will be sold soon thereafter, which may have an adverse effect on our common stock price.

Investors May Find It Difficult To Trade Our Common Stock If We Cannot Maintain Our Nasdaq Listing

     Our common stock is currently listed for trading on the Nasdaq SmallCap Market. The Nasdaq maintenance rules require among other things that our common stock price remain above $1.00 per share and that we have minimum net tangible assets in excess of $2 million. We were required to obtain shareholder approval in 1998 for a reverse stock split to maintain a sufficient per share price to preserve our Nasdaq listing.

     If we were delisted from Nasdaq, the following could occur:

            - broker-dealers could be less willing to effect transactions in our common stock,

            - the news coverage associated with Nasdaq stocks would be lost,

            -     our common stock price could decrease, and

            - investors could find it difficult to sell or obtain accurate quotations for the market value of our common stock and thus may hold a highly illiquid security.

Our Actual Future Financial Condition and Results Of Operations May Differ Materially From Those Expressed Or Implied By Our Forward-Looking Statements

      This prospectus contains or incorporates by reference forward-looking statements within the meaning of the Securities Act of 1933. Also, documents subsequently filed by us with the SEC and incorporated in this prospectus by reference may contain forward-looking statements. You are cautioned that any forward-looking statements made by us in this prospectus are not guarantees of future performance and that actual results could differ materially from those expressed or implied by the forward-looking statements due to various risk factors discussed above, including those discussed above under the following captions:

            -     We May Not Be Able To Sustain Recent Same Store Sales
                  Increases,

            - We May Not Be Able To Successfully Compete In The Highly Competitive Hamburger Restaurant Market,

            - We Need Additional Financing To Fully Implement Our Business Plan, and

            - Our Results Of Operations May Suffer If We Cannot Obtain Reasonably Priced Food Supplies And Labor.

     You are cautioned that the risk factors discussed above are not exhaustive, particularly with respect to forward-looking statements included in documents subsequently filed by us with the SEC and incorporated in this prospectus by reference.

                              MATERIAL CHANGES

     There are no material changes in the affairs of Good Times Restaurants which have occurred since September 30, 1998 and which have not been described in the Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998 or the Current Reports on Form 8-K dated March 17, 1999 and April 6, 1999 incorporated by reference into this prospectus.

                              USE OF PROCEEDS

     Good Times Restaurants intends to use all of the net proceeds that it receives from the exercise of the series B warrants for the purpose of developing new restaurants.

                        DESCRIPTION OF COMMON STOCK

     The shares of common stock covered by this prospectus will be fully paid and nonassessable when issued upon exercise of the series B warrants in accordance with their terms. Holders of common stock have no preemptive rights. Each stockholder is entitled to one vote for each share of common stock that he or she holds. There is no right to cumulate votes for election of directors. If Good Times Restaurants is liquidated, the assets legally available for distribution to common stockholders after required distributions to any preferred stockholders will be distributed ratably among the common stockholders in proportion to the number of shares they hold. Holders of common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available therefor.

     In March 1998 the board of directors adopted a shareholder rights plan. Under the plan each share of common stock also represents a right to purchase one additional share of common stock at a price of $10 per share exercisable on or before December 31, 1999. In the event of an acquisition of 20% or more of Good Times Restaurants in a transaction not approved by the board of directors, each right will entitle the holder to purchase one share of common stock of Good Times Restaurants or of the acquirer at a price equal to one-half of the trading market price of such stock. Good Times Restaurants may at any time elect to reacquire the rights by the payment of $.001 per right. The rights are not represented by separate certificates and do not have any public trading market. The board of directors has the right to at any time amend, supplement or terminate the plan.

                               LEGAL MATTERS

     The law firm of Ballard Spahr Andrews & Ingersoll, LLP, 1225 17th Street, Suite 2300, Denver, Colorado 80202, has passed upon the legality of the shares of common stock offered hereby.

                                 EXPERTS

     The audited consolidated financial statements of Good Times Restaurants incorporated by reference into this prospectus have been audited by Hein + Associates LLP, to the extent and for the periods indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows Good Times Restaurants to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Good Times Restaurants and its financial condition.

     SEC Filing (File No. 0-18590)              Period

     Annual Report on Form 10-KSB               Fiscal year ended September
                                                30,1998

     Quarterly Report on Form 10-QSB            Quarter ended December
                                                31, 1998

     Current Report on Form 8-K                 Dated March 17, 1999

     Current Report on Form 8-K                 Dated April 6, 1999

     Registration Statement on Form 8-A         Dated February 9, 1994

     Registration Statement on Form 8-A         Dated May 11, 1990, as
                                                amended by Amendment No. 1 on
                                                Form 8 dated July 27, 1992

     In addition, all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering registered hereby shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such documents. This means that any future annual, quarterly and special SEC reports and proxy materials filed by us until we terminate the offering will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus.

     As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents unless the exhibits are specifically incorporated by reference, at no cost, by writing or calling us at: Good Times Restaurants Inc., 601 Corporate Circle, Golden, Colorado 80401, Attention: Boyd E. Hoback; (303) 384-1400.

     We filed a registration statement relating to the shares of common stock underlying the series B warrants with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information.

     You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a copying fee, by writing to the SEC. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

        SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     The Nevada General Corporation Law provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

     Provisions of Good Times Restaurants' articles of incorporation and bylaws obligate Good Times Restaurants to indemnify its directors and officers to the fullest extent permitted under Nevada law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Good Times Restaurants pursuant to the foregoing provisions or otherwise, Good Times Restaurants has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                PROSPECTUS


                        GOOD TIMES RESTAURANTS INC.

                      322,000 Shares of Common Stock
       Underlying Series B Redeemable Common Stock Purchase Warrants


     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

     We are not offering the securities in any state where the offer is not permitted.

     We do not claim the accuracy of the information contained in this prospectus as of any date other than the date stated on the front cover of this prospectus. We do not claim the accuracy of any information incorporated by reference in this prospectus after the date stated on the front cover of this prospectus as of any date other than the date that the subsequent information is incorporated by reference.